1875 K Street, N.W. Washington, DC 20006 Tel: 202 303 1000 Fax: 202 303 2000

June 27, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,772

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 1,772 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment relates to the following series of the Trust (the “Fund”):

iShares Core U.S. REIT ETF (formerly known as iShares Real Estate 50 ETF)

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act, and it will become effective 60 days after filing.

The Amendment is being filed to reflect (1) the changes to the Fund’s name and underlying index as stated in the table below, (2) corresponding changes to the Fund’s objective and principal investment strategies as provided below, (3) related changes to add or update certain risk disclosures, and (4) other non-material changes as the Trust deems appropriate.

The following information is provided to assist the Staff of the Commission in its review of the Registration Statement.

Previous Fund Name	New Fund Name	Previous Underlying Index	New Underlying Index
iShares Real Estate 50 ETF	iShares Core U.S. REIT ETF	FTSE NAREIT Real Estate 50 Index	FTSE NAREIT Equity REITs Index

New Investment Objective and Strategies

The Fund seeks to track the investment results of an index composed of U.S. real estate equities.

The Fund seeks to track the investment results of the FTSE NAREIT Equity REITs Index (the “Underlying Index”), which measures the performance of U.S. listed equity real estate investment trusts (“REITs”), excluding infrastructure REITs, mortgage REITs, and timber REITs. As of April 30, 2017, a significant portion of the Underlying Index is represented by securities of REITs. The components of the Underlying Index, and the degree to which these components represent certain industries, may change over time. Prior to the selection of the Underlying Index on November 3, 2016, the Fund tracked the FTSE NAREIT Real Estate 50 Index.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Deepa Damre, Esq.

Michael Gung

Seong Kim

Nicole Hwang